<u>[ENTITY NAME]</u>

1887 Whitney Mesa Dr, #8885, Henderson, NV 89014

Date: <u>[EFFECTIVE DATE]</u>

NasaCli , Inc.



Attn: Elizabeth P. Clayborne

Re: Investment in NasaClip, Inc., a Delaware corporation (the "***Company***")

<u>[ENTITY NAME]</u> ("***Wefunder***") has been formed to purchase shares of the Company's Series Seed 1 Preferred Stock (the "***Series 1 Preferred Stock***") pursuant to that certain Series Seed Preferred Stock Investment Agreement by and among the Company, the key holders party thereto, and Wefunder (as amended from time to time, the "***Investment Agreement***"). For the avoidance of doubt, Wefunder is unable to make any representation in the Investment Agreement (i) that indicates that Wefunder has not been formed for the specific purpose of investing in the Company (the "***Non-SPV Rep***") and/or (ii) that indicates that Wefunder is an accredited investor (the "***Accredited Investor Rep***" and, together with the Non-SPV Rep, the "***Reps***").

The undersigned understands that the Company is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***"), and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 462,962 shares of its Series 1 Preferred Stock, $0.001 par value per Share (each a "***Share***" and, collectively, the "***Shares***") at a purchase price of $1.08 per Share. The minimum target amount to be raised in the Offering is $50,000.00 and the maximum amount to be raised in the Offering is $500,000.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company may sell additional Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

As we prepare for an investment in your Company, we are asking that you enter into this side letter to acknowledge the above disclosures, and to agree that, notwithstanding anything to the contrary stated in the Investment Agreement, you acknowledge that we are not making the Reps. Notwithstanding the foregoing, assuming the eligibility of the Company therefor, the issuance and sale of Series 1 Preferred Stock to Wefunder under the Investment Agreement is intended to be exempt from federal registration or qualification under Section 4(a)(6) of the Securities Act.

At the time of our investment in the Company, Wefunder shall use its best efforts to determine whether each underlying equity investor of Wefunder qualifies as an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Wefunder is (a) a "crowdfunding vehicle" as defined in 17 CFR §270.3a-9, (b) registered with the Securities and Exchange Commission as a "broker" under section 15(b) of the Securities Exchange Act of 1934, as amended, or as a "funding portal" in accordance with the requirements of 17 CFR §227.400, and (c) a member of a national securities association registered under section 15A of the Securities Exchange Act of 1934, as amended.

This side letter, and the definitive financing agreements, including the Investment Agreement, will constitute the full and entire understanding and agreement between us with respect to the subject matter hereof and Wefunder's purchase of the Series 1 Preferred Stock. In the event of any inconsistency or conflict between the provisions of the definitive agreements, and this side letter, the provisions of this side letter will prevail and govern.

(Signature Page Follows)

Very truly yours,

[ENTITY NAME]

By: *Investor Signature*
Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

Investment amount: $[AMOUNT]

Acknowledged and agreed:

NASACLIP, INC.

By: *Founder Signature*
Name: Elizabeth P. Clayborne
Title: Chief Executive Officer